Exhibit 99.18

CONSENT OF ACME ANALYTICAL LABORATORIES

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the technical information attributed to us in connection with drilling activities and related sampling and analysis at the Company’s Thor Lake project, included in the Annual Information Form of the Company dated as of November 22, 2011 (the “AIF”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name and to the use of the technical information attributed to us in connection with drilling activities and related sampling and analysis at the Company’s Thor Lake project in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2011

Acme Analytical Laboratories Ltd.

/s/ Clarence Leong

By: Clarence Leong
Title: General Manager